UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

MMODAL INC.

(Name of Subject Company)

LEGEND ACQUISITION SUB, INC.

(Name of Filing Person (Offeror)) a wholly-owned subsidiary of

LEGEND PARENT, INC.

(Name of Filing Person (Parent of Offeror))

ONE EQUITY PARTNERS V, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Gregory A. Belinfanti Christian Ahrens Legend Acquisition Sub, Inc. c/o One Equity Partners V, L.P. 320 Park Avenue New York, New York 10022 Telephone: (212) 277-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Derek Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500 Fax: (212) 698-3599

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$831,315,758	$95,268.78

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 57,067,956 shares of common stock, par value $0.10, of MModal Inc. outstanding (including shares of restricted common stock) multiplied by the offer price of $14.00 per share, (ii) 1,776,421 shares of common stock, par value $0.10, of MModal Inc., issuable pursuant to outstanding options multiplied by the offer price of $14.00 per share, and (iii) 535,320 outstanding restricted stock units multiplied by the offer price of $14.00 per share. The calculation of the filing fee is based on information provided by MModal Inc. as of July 12, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $95,268.78	Filing Party: Legend Acquisition Sub, Inc.
Form or Registration No.: SC TO-T	Date Filed: July 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2012 (which, together with this Amendment, Amendment No. 1, filed on July 24, 2012, Amendment No. 2, filed on July 25, 2012, Amendment No. 3, filed on July 27, 2012, Amendment No. 4, filed on August 2, 2012, Amendment No. 5, filed on August 9, 2012, Amendment No. 6, filed on August 10, 2012, Amendment No. 7, filed on August 13, 2012 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (the “Parent”), for all of the outstanding common stock, par value $0.10 per share (“Shares”), of MModal Inc., a Delaware corporation (“MModal”), at a price of $14.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 17, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 4, 11 and 12 as reflected below.

Items 1, 4 and 11.

Regulation M-A Items 1001, 1004 and 1011.

Items 1, 4, and 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 11:59 p.m., New York City time, on August 14, 2012. The Depositary has advised that, as of the Expiration Date, 46,488,790 Shares had been validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser intends to promptly accept for payment and purchase all Shares that were validly tendered and not properly withdrawn. The Purchaser also intends to exercise its Top-Up Option, pursuant to which MModal will issue Shares to the Purchaser, at a price per share equal to the Offer Price, in an amount sufficient to ensure that the Purchaser and the Parent can effect a “short-form” merger under applicable Delaware law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, the Parent and the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of MModal. Accordingly, the Parent and the Purchaser intend to promptly effect a “short-form” merger in which the Purchaser will be merged with and into MModal, with MModal surviving the Merger and continuing as a wholly owned direct subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by (i) MModal as treasury stock, (ii) the Parent or the Purchaser or (iii) any holder of Shares who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price will be cancelled and cease to exist.

On August 15, 2012, MModal and Sponsor issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

Exhibit No.	Description

(a)(1)(K)	Joint Press Release issued by One Equity Partners and MModal Inc. on August 15, 2012.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2012

LEGEND ACQUISITION SUB, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

LEGEND PARENT, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

ONE EQUITY PARTNERS V, L.P.

By:	OEP General Partner V, L.P.,
as General Partner

By:	OEP Parent LLC,
as General Partner

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 2, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 17, 2012.*

(a)(1)(H)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 17, 2012.*

(a)(1)(I)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 24, 2012.*

(a)(1)(J)	Joint Press Release issued by One Equity Partners and MModal Inc. on August 8, 2012.*

(a)(1)(K)	Joint Press Release issued by One Equity Partners and MModal Inc. on August 15, 2012.**

(a)(5)(A)	Complaint filed by Alan Kahn, on behalf of himself and all other similarly situated, on July 6, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(B)	Complaint filed by Edward Forstein, on behalf of himself and all other similarly situated, on July 9, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(C)	Complaint filed by Scott Phillips, on behalf of himself and all other similarly situated, on July 10, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(D)	Amended Consolidated Verified Class Action Complaint (In re MModal Inc. Shareholder Litigation) filed on July 24, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(E)	Memorandum of Understanding, dated as of August 8, 2012.*

(b)(1)	Debt Commitment Letter, dated as of July 2, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.*

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of July 26, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, SunTrust Bank and SunTrust Robinson Humphrey, Inc. *

(b)(3)	Amendment No. 1 to Amended and Restated Debt Commitment Letter, dated as of August 10, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, SunTrust Bank and SunTrust Robinson Humphrey, Inc. *

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(d)(2)	Limited Guaranty, dated as of July 2, 2012, by and between One Equity Partners V, L.P. and MModal Inc.*

(d)(3)	Confidentiality Agreement, dated as of April 11, 2012, by and between One Equity Partners IV, L.P. and MModal Inc.*

(d)(4)	Equity Commitment Letter, dated as of July 2, 2012, among One Equity Partners V, L.P., Legend Parent, Inc. and Legend Acquisition Sub, Inc.*

(d)(5)	Support Agreement, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and each of S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC. International Equities (S.A.C. Asia) Limited and S.A.C. Multiquant Fund, LLC.*

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated August 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on August 2, 2012).*

(d)(7)	Waiver of certain Merger Agreement obligations dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc.*

(d)(8)	Waiver of certain Support Agreement obligations, dated August 8, 2012, by Legend Parent, Inc. and Legend Acquisition Sub, Inc.*

(d)(9)	Amendment No. 2 to Agreement and Plan of Merger, dated August 10, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc.*

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.